Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Introduces Innovative “Quality of Life” Flexible
Compressed Workweek: Same Hours, More Days Off
Initiatives include a revolutionary four day, full time workweek with three days off
New York — 2 April 2009: Melco Crown Entertainment Limited (NASDAQ: MPEL), an entertainment company listed on the NASDAQ Global Select Market, today announced the launch of its “Quality of Life” program which features two innovative human resource initiatives: FlexCompress, a concept which offers a compressed workweek arrangement that allows employees to have more days off for the same hours worked, and Strawberry Life, a concept which offers a regularly scheduled part time work option with benefits that will promote job creation in Macau. These initiatives, which herald the end to the traditional six-day workweek in Macau, reiterate Melco Crown Entertainment’s commitment to introducing market leading and innovative work practices.
“The Quality of Life initiatives being announced today are evidence of our innovation and dynamism as a company,” said Lawrence Ho, Co-Chairman and CEO of Melco Crown Entertainment. “We value our employees as our key asset for success. We take a long term view of employee relationships, and are committed to providing differentiated and valuable work arrangements which are meaningful to our employees. I believe the Quality of Life initiatives we are announcing today benefit not only our employees, but also the overall community of Macau. As one of the largest employers in Macau, we provide equal opportunities for all our employees so as to enable them to achieve their full aspirations.”
These initiatives, aimed at all operational employees, will be introduced first at City of Dreams, and then rolled out to Crown Macau and Mocha Clubs by mid 2010.
FlexCompress provides an opportunity for employees to work for the same number of hours but have more days off. This innovative program will allow full-time employees working between a 40 and 48 hour workweek to compress their time at work into either four or five days each week, depending on their position and business needs. The compressed workweek puts an end to the traditional six day full time workweek in Macau.
Strawberry Life is Melco Crown Entertainment’s new “part-time with benefits” offering for all operational positions, which is an innovative industry employment option in Macau. Designed to allow Macau people to enter or return to the work force on a part-time basis, Strawberry Life gives employees the opportunity to work regularly scheduled hours while receiving a benefits package. From health benefits to a vacation package, Strawberry Life will give our employees the opportunity to stay dedicated to their primary commitment while working part-time with benefits, to maintain life balance and harmony.

“With the opening of City of Dreams in early June, we are providing approximately 7,000 new job opportunities in Macau, of which the vast majority will be hired from the local community,” continued Mr. Ho. “With deep roots in Macau, we are committed to having more than 50 percent of our core management positions held by local Macau people by the end of 2011. We want to thank everyone who attended the recent job fair for City of Dreams and we look forward to the immediate launch of our Quality of Life program.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (“the Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Crown Macau (www.crown-macau.com), opened on May 12, 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,300 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of the Company.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com